Exhibit 4.1
Ozolutions Inc.
Form S-8

AGREEMENT made as of the 28th day of March 2002 by and between Ozolutions Inc. maintaining its principal offices at 30 Denver Crescent, Suite 200 Toronto, Ontario M2J 1G8 (herein referred to as "Client"), and Monique Del Medico maintaining principal offices at 27 Long Island Crescent, West Hill, Ontario M1C 5E5 (herein referred to as "Business Consultant").

                                   WITNESETH:

WHEREAS Business Consultant is engaged in the business of providing and rendering strategic business consulting and marketing services and has the knowledge, expertise and experience in the Canadian marketplace to render the requisite services to Client; and

WHEREAS Client is desirous of retaining Business Consultant for the purpose of obtaining business strategy, marketing, distribution and product promotion to industrial, commercial and institutional customers as to more effectively and efficiently present its water treatment technologies and products to these Canadian market sectors.

     NOW THEREFORE, in consideration of the mutual covenants and agreements contained herein, it is agreed as follows:

1.  Engagement  of  Business   Consultant.   Client  herewith  engages  business
consultant to render to Client business strategy, marketing, distribution and product promotion services.

     A. The business consulting services to be provided by Business Consultant shall include, but are not limited to the development and implementation of a Strategic Business Plan which will provide the marketing, distribution and product promotional information and tactics to assist Client to achieve maximum Canadian sales of its water treatment products. Particular emphasis will be on institutional customers such as hospitals, schools and other public sector buildings. Client acknowledges that the Business Consultant's ability to provide desired results requires ongoing communication and information to be provided by Client to Business Consultant.

     B. Client acknowledges that Business Consultant will devote such time as is reasonably necessary to perform the services for Client having due regard for Business Consultant's commitments and obligations for which it performs consulting services.

11. Compensation Reimbursement.

     A. Client will pay Business Consultant, as compensation for services provided for in this Agreement as follows. Client will issue 700,000 common shares of Ozolutions Inc. to Business Consultant.

     Business Consultant will be responsible for expenses incurred during this engagement.

Term and Termination.

     This agreement shall be for a period of nine (9) months commencing April 1, 2002 and terminating December 31, 2002. Either party shall have the right to terminate this Agreement upon thirty (30) days written notice to the other party after the first sixty (60) days.

Treatment of Confidential Information.

     Business Consultant shall not disclose, without the consent of Client, any financial or business information concerning the business, affairs, plans and programs of Client provided by the client to Business Consultant provided such information is clearly marked in writing by Client as being confidential.

Non-Assignment.

     This Agreement contains the entire agreement and understanding between the parties and supersedes all prior negotiations, agreements and discussions concerning the subject matter hereof.

IN WITNESS WHEREOF, THE PARTIES HAVE EXECUTED THIS Agreement as of the day and year first written above.


OZOLUTIONS INC.

By:  /s/ Max Weissengruber, President           Date:  March 28, 2002


Monique Del Medico


By:  /s/ Monique Del Medico                     Date:  March 28, 2002


                                      E-2